Autonomous City of Buenos Aires, June 26, 2025

To the
Comisión Nacional de Valores
(National Securities Commission)

Ref.: Material Event

Dear Sirs,
We are writing to you, in order to inform that, our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“the Bank”), has been notified about a class action lawsuit titled “ADDUC Asociación de Defensa de Derechos de Usuarios y Consumidores vs. Banco de Galicia y Buenos Aires SAU re: Matter to Be Categorized” (Case No. SN-2923-2025).
The plaintiff challenges the constitutionality of Article 20 of Decree 70/2023, which amended Article 18 of Law 25,065 by eliminating the cap on penalty interest rates. The plaintiff also claims that the Bank applies abusive penalty interest rates, amounting to 100% of the financing rate. The complaint seeks a declaration of unconstitutionality of the aforementioned article, the reinstatement of a cap on penalty interest rates—setting it at a maximum of 50% of the financing rate—and the reimbursement of amounts allegedly charged in excess.
The lawsuit was filed at the National Civil and Commercial Court No. 6, City of San Nicolás, Buenos Aires Province.
The Bank is analyzing the content and implications of said demand. It is estimated that in case of an unfavorable resolution of this dispute, it will not have a significant impact on Banco Galicia´s shareholders´ equity.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.
This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.